FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential treatment of portions of this letter have been requested by Universal Corporation pursuant to 17 C.F.R. § 200.83. Such portions are denoted with [***] and have been submitted separately to the Securities and Exchange Commission.

September 29, 2016

Via Overnight Delivery (Complete Version) and
EDGAR Transmission (Redacted Version)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:    Lyn Shenk
Branch Chief
Office of Transportation and Leisure

Re:    Universal Corporation
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed May 27, 2016
File Number 001-00652

Dear Mr. Shenk,
As Senior Vice President and Chief Financial Officer of Universal Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated September 6, 2016 (the “Commission Comment Letter”).
We acknowledge each of the Staff’s comments in the Commission Comment Letter. In response to the Staff’s comments, we have set forth below the Company’s responses to each comment. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in our responses, the “Company,” “we,” “us,” and “our” refer to Universal Corporation.
Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. §200.83, with respect to portions of the Company’s responses to comments number 3 and number

U.S. Securities & Exchange Commission
September 29, 2016

Confidential Treatment Requested

4. Such information is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note that the version of this letter submitted via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”). In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we can substantiate the request for confidential treatment in accordance with Rule 83. Please address any notification of a request for access to such information to Preston D. Wigner, Vice President, General Counsel and Secretary, at 9201 Forest Hill Avenue, Stony Point II Building, Richmond, Virginia 23235 or via telephone at (804) 359-9311.

Form 10-K for the Fiscal Year Ended March 31, 2016
General

Staff Comment:

1.
You describe on pages 18, 21 and 23 of the 10-K your activities in Africa, a region that includes Sudan. You state on page 6 that for the fiscal year ended March 31, 2016 British American Tobacco accounted for 10% or more of your revenues. News reports indicate that British American Tobacco acquired a tobacco manufacturer in Sudan in November 2015 and has a subsidiary based in Dubai that covers countries including Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Company Response:

We are not aware of any agreements, commercial arrangements, or other contacts we have had (whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements) at any time with the governments of Sudan or Syria or entities they control, and we do not have facilities, assets or employees in those countries. In addition, we have no record of ever having provided, directly or indirectly, any services, products, information or technology to Syria.

With respect to Sudan, during the last three fiscal years and the subsequent interim period, one of our Swiss subsidiaries, Ultoco S.A. (“Ultoco”), sold non-U.S. origin leaf tobacco to JT International, S.A. (“JTI SA”), a Swiss company, on a “free carrier” (FCA) factory basis. We believe JTI SA consigned and subsequently shipped some of that tobacco to JTI Cigarette and Tobacco Factory Co. LTD (“JTIC”), its affiliate in Sudan. We understand that neither JTI SA nor JTIC is owned or controlled by the government of Sudan, and Ultoco had no contact with the government of Sudan or any entities controlled by the Sudan government in connection with any of these sales. We have global compliance policies and procedures in place that address U.S. economic sanctions and export controls. Those policies and procedures prohibit the involvement of U.S. persons and U.S.-origin products in sales to Sudan and other embargoed countries.

As noted by the Staff in its comment above, we are aware that British American Tobacco plc (“BAT”) acquired a company in Sudan, Blue Nile Cigarette Company, which owns a cigarette manufacturing facility. Our records indicate that we did not supply tobacco to Blue Nile Cigarette Company, nor have we supplied any tobacco to BAT for that manufacturing facility since BAT acquired it. Similarly, the Staff notes that BAT has a subsidiary in Dubai that covers countries including Syria. It is our understanding that BAT’s Dubai subsidiary, British American Tobacco ME DMCC, is a sales and distribution operation for BAT’s cigarette business. As such, that subsidiary does not purchase leaf tobacco, so we have not supplied any tobacco to BAT in Dubai for Syria or any other country.

U.S. Securities & Exchange Commission
September 29, 2016

Confidential Treatment Requested

Staff Comment:

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Company Response:

As noted in our response to the Staff’s comment number 1, we have no contacts with Syria and only limited, indirect contacts with Sudan associated with our Swiss subsidiary’s sale of non-U.S. origin tobacco to a Swiss purchaser. We do not believe such contacts constitute a material investment risk for our security holders on either a quantitative or qualitative basis. Further, we have no assets, physical presence, employees or business activities in those countries.

Our reported consolidated revenue for fiscal years 2014, 2015 and 2016 was $2.5 billion, $2.3 billion, and $2.1 billion, respectively. The annual revenues generated from the FCA sales discussed in our response to Staff’s comment number 1, which we believe JTI SA consigned and subsequently shipped to JTIC, range between 0.06% and 0.23% of our consolidated revenue for the corresponding fiscal years. Revenues for such sales that have occurred during the current fiscal year are similarly insignificant. We believe those amounts are quantitatively immaterial to the Company. In addition, we do not believe those de minimis, indirect sales would be considered qualitatively material by a reasonable investor nor should they impact investor sentiment for our global company. We had no contact with the government of Sudan or any entities controlled by the government, and we believe neither JTI SA nor JTIC are owned or controlled by the government of Sudan.

Item 7. Management’s Discussion and Analysis
Results of Operations
Fiscal Year Ended March 31, 2016
North America, page 20

Staff Comment:

3.
We note your disclosure that earnings improved in part as result of a “change in business with Philip Morris International, Inc. in the United States from a toll processing model to sales of processed tobacco.” Please tell us and disclose the differences in the business models, impact on current period earnings, and impact expected in future periods. Refer to Item 303(a)(3) of Regulation S-K and Sections III.B and III.D of Release No. 33-6835 for guidance.

Company Response:

Our primary customers are manufacturers of cigarettes and other consumer tobacco products around the world. As a global leaf tobacco supplier, the substantial majority of our consolidated revenue (96.6% in fiscal year 2016, and historically between 95% and 98%) is derived from direct sales of processed leaf tobacco to those customers. We purchase this tobacco in the growing regions where we operate, generally under contractual supply arrangements with individual farmers. We then process and pack that tobacco in our factories and sell the packed leaf product to our customers. Under this direct sales business model, we put together various unprocessed, or “green”, tobacco blends, and process them to particular manufacturer specifications so that we can market the processed tobacco to those customers. One of the key value elements we bring to the leaf tobacco supply chain is our ability to efficiently and effectively find buyers for all of the leaf grades and styles produced in a farmer’s crop.

U.S. Securities & Exchange Commission
September 29, 2016

Confidential Treatment Requested

In a few select markets, several customers have historically chosen to contract directly with farmers for the purchase of unprocessed or “green” tobacco. Because those customers do not use “green” tobacco in the production of cigarettes or other consumer tobacco products, they have also entered into agreements with leaf tobacco suppliers to have that tobacco processed to their specifications in the suppliers’ factories (although a few customers do operate facilities in some markets to process their own “green” tobacco). We often refer to the service of processing customer-owned “green” tobacco as the toll processing business model. When our customers contract directly with farmers for leaf supply, they are typically obligated to purchase all or most of a farmer’s tobacco production, including some leaf styles and grades that may not be needed or may not be optimum for the cigarettes or other tobacco products they manufacture. Over the past several fiscal years, customers in several markets have decided to discontinue their direct leaf purchases from farmers and their associated toll processing arrangements with tobacco suppliers, moving instead to purchasing processed leaf tobacco from the tobacco suppliers (i.e., the direct sales business model). We believe this has taken place as a result of efforts by those customers to reduce costs and improve leaf utilization, reflecting recognition of the supply chain efficiencies that we are able to provide.

As disclosed in our revenue recognition policies in Note 1 to our consolidated financial statements in our Form 10-K (page 47), toll processing for a customer is a short-duration process, and we recognize the revenue for those services when the processing is completed. For direct sales of tobacco to customers, we recognize the revenue from the sale when title and risk of loss to the tobacco is transferred to the customer and the earnings process is complete, which is generally based on the physical shipment of the tobacco. Compared to the toll processing model, the timing of revenue and profit recognition is typically later under the direct sales model because customers normally schedule crop year shipments of the tobacco after a substantial portion of it has been processed. In the direct sales business model, we incur significant incremental working capital investment and related financing costs because we purchase the “green” tobacco from farmers and hold that tobacco through production and until shipment to the customer. We also assume significant crop and tobacco quality risk when we purchase the “green” tobacco from farmers. As a result, for the same overall volume of tobacco, we will reflect higher sales revenue and realize a higher operating profit margin on direct sales of processed tobacco, as compared to toll processing services.

For crop years 2014 and prior (our fiscal years 2015 and prior), Philip Morris International, Inc. (“PMI”) contracted directly with farmers for their leaf tobacco requirements in the United States and engaged us to provide toll processing services. Those services were typically performed from September through March each fiscal year, with the related revenue recognized and charges invoiced as the services were performed. Beginning with crop year 2015 (our fiscal year 2016), PMI elected to move to the direct sales business model in the United States. Under the direct sales model, shipments of processed tobacco to PMI did not begin until the fourth quarter of fiscal year 2016, and those shipments continued into the first quarter of fiscal year 2017. With the change in the business model, we generated operating income of approximately [***] on 2015 crop tobacco shipments through the end of fiscal year 2016 and approximately [***] on shipments in the first quarter of fiscal year 2017. For the 2014 crop year, prior to the change in the business model, we generated approximately [***] of operating income on toll processing services, all of which was recorded in fiscal year 2015. Comparing fiscal year 2016 to fiscal year 2015, we generated approximately [***] of additional operating income due to the change in business model with PMI in the United States. Net of additional interest costs associated with the incremental working capital requirements, it increased our pretax earnings for fiscal year 2016 by approximately [***] and our net income by approximately [***], or [***] per diluted share.

We believe the differences between the direct sales and toll processing (i.e., processing service) business models are appropriately explained in our revenue recognition policies in Note 1 to our consolidated financial statements on page 47 of our Form 10-K, and no additional disclosure with respect to those differences is warranted at this time. The effect of the change in business model with PMI in the United States is only expected to impact the comparison of financial results between fiscal years 2016 and 2015 and between fiscal years 2017 and 2016. Under the direct sales model, unless there are significant changes in the customer’s buying patterns (i.e., order volumes or shipment timing variations), we generally would not expect the business model change to generate significant year-to-year variances in the operating results for our operations in the United States (part of our North America reportable segment) after fiscal year 2017. Our disclosures in Management’s Discussion and Analysis will address the impact of the change in business model with PMI where it is material to the comparisons of our financial results to the corresponding periods in the prior fiscal year.

U.S. Securities & Exchange Commission
September 29, 2016

Confidential Treatment Requested

Liquidity and Capital Resources
Cash Flow, page 23

Staff Comment:

4.
You disclose that operating cash flows decreased in part due to your change in business with Philip Morris International, Inc. in the United States from a toll processing model to sales of processed tobacco that you purchase. You state that this change in business impacts the timing of earnings recognition, as sales under the new model are recorded when the product ships. Please explain to us how your operating cash was directly impacted by the change in the models. Also, explain to us the reason for the change in the timing of earnings recognition and any change in your accounting treatment between the two models.

Company Response:

We refer to our response to the Staff’s comment number 3 above for a detailed explanation of the change by PMI to a direct sales model for its leaf tobacco requirements in the United States beginning with crop year 2015 (our fiscal year 2016). With this change, we increased our purchases of unprocessed, or “green”, leaf tobacco from farmers starting in the second quarter of fiscal year 2016 to meet PMI’s order requirements. For crop years prior to 2015 (and our fiscal years prior to 2016), PMI purchased those tobaccos directly from farmers. By taking over the responsibility for tobacco purchases to supply PMI’s leaf requirements, we incurred an incremental outlay of working capital of approximately [***] over a portion of fiscal year 2016, as compared to the previous fiscal year. While all of those tobaccos were processed and packed prior to the end of the fiscal year, shipments to the customer and collections of the related trade accounts receivable extended into the first quarter of fiscal year 2017 and beyond. As a result of the net incremental working capital investment, the Company’s operating cash flows for fiscal year 2016 decreased by approximately [***] due to PMI’s change to the direct sales model. In fiscal year 2017, through the end of the first quarter, the Company saw a corresponding increase in operating cash flows of approximately [***] from completing shipments of the 2015 crop year tobaccos to PMI and collecting a portion of the related receivables, although other factors impacting our business in other operating markets also generated operating cash flow improvement during that quarter. As more fully discussed in our response to the Staff’s comment number 3 above, the change in the timing of earnings recognition on our business with PMI in the United States reflects the inherent difference in the earnings process between the direct sales business model (fiscal year 2016) (i.e., recognition upon delivery of processed tobacco) and the toll processing business model (fiscal year 2015 and prior) (i.e., recognition upon completion of processing), and is consistent with our revenue recognition policies disclosed in Note 1 to our consolidated financial statements on page 47 of our Form 10-K. We did not at any time make changes to our revenue recognition accounting treatment for either direct sales of processed tobacco or toll processing services, either as a result of the business model change with PMI or otherwise.

Notes to Consolidated Financial Statements
Note 12. Executive Stock Plans and Stock-Based Compensation, page 68

Staff Comment:

5.
You disclose that under the terms of the RSU awards grantees receive dividend equivalents in the form of additional RSUs that vest and are paid out on the same date as the original RSU grant. Please tell us your consideration of ASC 260-10-45-61A and 718-10-55-45 in regard to the effect given to the dividend equivalents in computing your earnings per share.

Company Response:

We award annual grants of Restricted Stock Units (“RSUs”) under our stock-based compensation programs. Those grants are made to a limited number of executive officers and outside directors. As noted in the Staff’s comment and in our disclosures in Note 12 to our consolidated financial statements, all RSUs carry rights to dividend equivalent units that vest and are paid out on the same date as the original RSU grant. RSU awards and the related dividend equivalent units are forfeitable prior to their vesting date unless and until the grantee has reached the age of retirement eligibility (age 55), at which time they become nonforfeitable (note: after the age of retirement eligibility, RSUs and related dividend equivalent units can only become

U.S. Securities & Exchange Commission
September 29, 2016

Confidential Treatment Requested

forfeitable if the grantee’s employment is terminated “for cause”). All RSU awards that have nonforfeitable rights with respect to dividend equivalent units are considered participating securities for purposes of the two-class method of computing earnings per share. To evaluate the effect of the nonforfeitable dividend equivalent units on earnings per share disclosures each reporting period, the Company prepares calculations of basic and diluted earnings per share under the two-class method considering the guidance in Sections 260-10-45-61A and 781-10-55-45 of the Accounting Standards Codification. For the fiscal years ended March 31, 2016, 2015, and 2014, the weighted-average dilutive common shares attributable to RSUs classified as participating securities did not exceed 155,000 shares (less than 0.6% of the total weighted-average shares outstanding for the diluted earnings per share calculation). Because of the insignificant level of RSUs classified as participating securities, the aggregate distributed and undistributed earnings per share amounts calculated under the two-class method have not differed materially from the standard calculations of basic and diluted earnings per share in any reporting period, and the Company therefore has not presented earnings per share calculated under the two-class method in its disclosures. The following table summarizes the calculations of the aggregate basic and diluted earnings per share amounts under the two-class method for the fiscal years ended March 31, 2016, 2015, and 2014, as compared to the reported earnings per share amounts based on the standard calculation:

Fiscal Year Ended	Measure	Calculation Under the Two-Class Method (Aggregate)	As Reported (Standard Calculation)	Difference	Percentage Difference
March 31, 2016	Basic	$4.14	$4.16	$0.02	0.5%
	Diluted	3.92	3.92	—	—

March 31, 2015	Basic	$4.30	$4.33	$0.03	0.7%
	Diluted	4.06	4.06	—	—

March 31, 2014	Basic	$5.74	$5.77	$0.03	0.5%
	Diluted	5.25	5.25	—	—

The Company will continue to calculate earnings per share under the two-class method for all future reporting periods in order to monitor the differences compared to the standard earnings per share calculations. Should the differences become material for any reporting period, the Company will provide the earnings per share amounts determined under the two-class method in its disclosures.
* * * *
In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 359-9311.

Sincerely,
/s/ David C. Moore
David C. Moore
Senior Vice President and Chief Financial Officer